[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 18, 2015

Edward P. Bartz
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:	The Cushing MLP Infrastructure Fund II (File No. 811-23093) and
The Cushing MLP Infrastructure Master Fund (File No. 811-23069)

Dear Mr. Bartz:

Thank you for your telephonic comments, received December 7, 2015, regarding Post-Effective Amendment No. 2 to the registration statement on Form N-2 of The Cushing MLP Infrastructure Master Fund (the “Master Fund”), filed on October 21, 2015, and Post-Effective Amendment No. 1 to the registration statement on Form N-2 of The Cushing MLP Infrastructure Fund II (“Feeder Fund II” and, together with the Master Fund, the “Funds”), filed on October 21, 2015. The Funds will include the following disclosure in their next post-effective amendment to their Registration Statements.  Alternatively, to the extent that the Funds rely upon Rule 8b-16(b) under the Investment Company Act of 1940, the Funds will include the following disclosure in their next annual reports to shareholders.

Comment 1:   Explain and give examples of what an infrastructure MLP is.

Response 1:  The Funds will enhance disclosure regarding their investments in infrastructure MLPs by including the following explanation of the types of infrastructure MLPs in which the Master Fund seeks to invest:

“The infrastructure MLPs in which the Fund seeks to invest typically derive the vast majority of their revenues from and commit the vast majority of their assets to owning and operating assets utilized in connection with the exploration, development, mining, production, processing, refining, transportation and storage of crude oil, natural gas, natural gas liquids, refined products, coal, electricity or other energy commodities.”

Comment 2:   Define the Funds’ criteria for determining if a company is an infrastructure company.

Response:   The Funds will enhance their disclosure regarding their investments in infrastructure MLPs by including the following explanation of the criteria used by the Funds to determine if an issuer is an infrastructure company:

Securities and Exchange Commission
December 18, 2015

“The Fund considers an MLP to be an infrastructure MLP if at least 50% of its assets, income, sales or profits are committed to or derived from the development, construction, management, ownership or operation of assets that are used for natural resources-based activities.”

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The adequacy and accuracy of disclosure in the filing is the responsibility of the Funds. The Funds acknowledge that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Funds acknowledge that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Funds acknowledge that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Funds from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris